a2a
energie in comune

RECEIVED
2008 JAN 29 A 5:19

FILE NO. 82-4911

[redacted]

08000434

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 22, 2008

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the next ordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Encl.

A2A SpA
Sede legale:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese MI 11957540153
Numero REA 1512841

info@a2a.eu
www.a2a.eu

A2A S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 1,629,110,744.04

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY MEETING

The shareholders are hereby convoked for the ordinary meeting, which will be held at "Casa dell'Energia AEM", piazza Po n. 3, Milan, on 22nd February 2008, at 10,30 am, for the first convocation and, if necessary, for the second convocation on 25th February, at the same time and place, to discuss and resolve the following

AGENDA

1. Appointment of the members of the Supervisory Board; connected, ensuing and resolution to be adopted.
2. Fixing the remuneration of the members of the Supervisory Board.
3. Appointment of the Chairman of the Supervisory Board.
4. Appointment of the Chairman of the Vice-Supervisory Board.

Shareholders which have deposited at the Company their communication from the broker foreseen by current regulations, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy. For the appointment

of the Supervisory board, will proceed pursuant to article 20 of the new by-laws *providing for,* inter alia, *the adoption of the dualistic governance and control system* (available on the website www.a2a.eu) *attached to the merger plan* and approved by extraordinary shareholders meeting (the "new by-laws"). Note that the extraordinary shareholders meeting of 22nd october 2007 (minutes to rogito Notary Carlo Marchetti of Milan, n. 3268 of rep. And n. 1678 of racc., writing at the Milan Companies' REgister in date 23rd october 2007) resolved "*to approve the new text of the company by-laws attached to the merger plan [...] providing for,* inter alia, *the adoption of the dualistic governance and control system [...]; the new by-laws will come into effect as from the date of the meeting convened to appoint the first Supervisory Board* [...],*it being understood that, as at the effective date of the merger", and i.e. from 1st January 2008, the new company name, the provisions under section 20 of the new by-laws and in any case all the provisions of the by-laws required to hold the meeting of the post-merger company for the appointment of the first Supervisory Board have immediate effect in accordance with the list vote procedure regulated therein".* Inter alia, note that, pursuant to article 16, paragraph 4, of the new by-laws, at least two members of the Supervisory Board must be chosen from persons registered in the *Registro dei Revisori Contabili.* Furthermore, pursuant to article 20 of the new by-laws, only shareholders that, either alone or with others, hold a total number of shares representing at least 1% of the share capital with

the right to vote at the ordinary shareholders' meetings are entitled to submit lists. Lists must show the names of at least two candidates for positions on the Supervisory Board, numbered progressively. Individual shareholders, shareholders who are party to a shareholders' agreement falling within the scope of Article 122 of Legislative Decree No. 58/1998, the parent company, subsidiaries and companies under joint control pursuant to Article 93 of Legislative Decree No. 58/1998, may not submit more than one list or take part in its presentation, even through a third party or a trust company, nor may they vote for different lists; no candidate may stand in more than one list under penalty of ineligibility.

The lists presented must be filed with the Company's registered office – in Milan, corso di Porta Vittoria 4, at least 20 days before the day set for the shareholders' meeting on first call and therefore within hours 16.30 pm of the 2nd february 2008, will be made public by the Company through advertisements in three nationally distributed daily newspapers, two of which must be economic, at least ten days prior to the general meeting, as well as through the publication on the website www. a2a.eu.

The lists must be accompanied by:

a) information regarding the shareholders who have submitted them, specifying the total stake they hold and a certificate showing title to this stake;
b) a declaration by shareholders other than the Municipality of Brescia, the Municipality of Milan and those who hold, even

jointly, a controlling interest or a relative majority stake to the effect that there are no relations as envisaged in current laws and regulations, with the latter persons;

c) full information regarding the personal characteristics of the candidates, as well as a declaration issued by the said candidates to the effect that they meet statutory requirements and that they accept the candidature.

Lists that do not comply with the above provisions will be considered as not having been submitted.

Members of the Supervisory Board must meet the requirements of honesty and professionalism, as well as the requirements of independence and those relating to limitations on the accumulation of offices laid down in the regulations in force at the time. Toghether with lists will be deposited lists of positions of administration and control at other companies covered by each candidate. Documents relating to the meeting foreseen by current regulations shall be made available to the shareholders and public at the current registered office – in Milan, corso di Porta Vittoria 4, offices of Borsa Italiana S.p.A. and at the website www.a2a.eu fifteen days prior to the date fixed for the meeting.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

END